As filed with the Securities and Exchange Commission on January 6, 2022

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 3, AND RESTATEMENT OF,

APPLICATION FOR AN ORDER PURSUANT TO SECTION

3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT ZSCALER, INC.

IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT

OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES

In the Matter of

ZSCALER, INC.

File No. 812-15188

Please send all communications to:

Remo Canessa, Chief Financial Officer

Robert Schlossman, Esq., Chief Legal Officer

Zscaler, Inc.

120 Holger Way

San Jose, California 95134

(408) 533-0288

Kevin R. Bettsteller, Esq.

DLA Piper LLP (US)

2000 Avenue of the Stars

Suite 400 North Tower

Los Angeles, CA 90067-4704

(310) 595-3000

This Application (including Exhibits)

consists of 17 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of ZSCALER, INC. 120 Holger Way San Jose, California 95134 File No. 812-15188	AMENDMENT NO. 3, AND RESTATEMENT OF, APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT ZSCALER, INC. IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES.

I. SUMMARY OF RELIEF REQUESTED

Zscaler, Inc. (“Zscaler” or the “Company”),1 a Delaware corporation with its principal executive office in San Jose, California, hereby applies for an order of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Section 3(b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”),2 finding and declaring that Zscaler is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an “investment company,” as defined in the 1940 Act. An order from the SEC would confirm the status of Zscaler as an operating company providing cloud-based information security solutions.

Zscaler is filing this application pursuant to Section 3(b)(2) (the “Application”) to confirm its status as an operating company and not as an investment company. Section 3(a)(1), sets forth a three-prong definition that broadly defines an “investment company,” as any issuer that:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Business Test”);

(B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “Asset Test”).

Zscaler is not, does not hold itself out as being, and does not propose to become engaged primarily in the business of investing, reinvesting, or trading in securities. Therefore, as will be discussed in detail in this Application, Zscaler is not an investment company on the basis of the Business Test.

Zscaler does not issue, has never issued, and does not propose to issue face-amount certificates of the installment type. Therefore, Zscaler is not an investment company on that basis, and this Application does not address this aspect of the definition of investment company any further.

Like other companies that primarily provide technology services to customers, Zscaler’s business is highly capital intensive, requires research and development of new technologies, and does not involve the Company acquiring or

[1]	As used herein, references to “Zscaler” and to the “Company” typically refer to entity Zscaler, Inc., but in some contexts also are intended to include its subsidiaries.
[2]	Unless otherwise indicated, all references to sections and rules herein are in references to those sections and rules under the 1940 Act.

retaining significant “hard” operating assets. As a result, Zscaler generally maintains significant cash reserves that it seeks to invest for purposes of conserving capital and providing liquidity until the funds are used in Zscaler’s primary business. Because of these investments, Zscaler often holds investment securities on its balance sheet. As of October 31, 2021, the value of Zscaler’s investment securities constituted approximately 32.7% of the value of Zscaler’s total assets (exclusive of Government securities and cash items), on an unconsolidated basis, without giving effect to certain fair valued assets, such as internally generated intellectual property, that are not recognized on Zscaler’s balance sheet. Accordingly, Zscaler was not an “investment company” based on the Asset Test as of October 31, 2021. If such fair valued assets were taken into account, the value of Zscaler’s investment securities would constitute a lower percentage of the value of Zscaler’s total assets. Taking into consideration only the Company’s consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), it would appear that 32.7% of the value of Company’s total assets (exclusive of Government securities and cash items) consist of investment securities as of October 31, 2021.3 Zscaler’s investments in Capital Preservation Investments4 constituted 98.5%5 of its investments in investment securities on a consolidated basis and 99.7% of its investments in investment securities on an unconsolidated basis, as of October 31, 2021.6 Zscaler has determined that it also would be exempt from the definition of investment company pursuant to Section 3(b)(1), as it is primarily engaged, directly and through its wholly-owned subsidiaries, in non-investment company business.

Zscaler is seeking an order from the SEC pursuant to Section 3(b)(2) because Zscaler’s ongoing compliance with the Asset Test may hinder its business over the long term by forcing Zscaler to hold most of its cash in lower returning Government Securities and Cash Items, as discussed further below.7 Zscaler’s maintenance of significant cash balances may distort Zscaler’s status due to the treatment of cash under the Asset Test and the Capital Preservation Investments that Zscaler anticipates holding to manage its cash. Additionally, Zscaler, like many other similarly situated technology companies, maintains a significant amount of intangible assets, such as internally-generated intellectual property and its established customer base, that may not appear on a balance sheet prepared in accordance with GAAP. While Zscaler believes its intellectual property is a valuable asset, valuing such internally-developed intellectual property is difficult and inherently subjective, and some contractual counterparties—such as underwriters, lenders or business partners—may not accept investment company status representations based on unconsolidated calculations that rely on Zscaler’s own valuation of those assets.

For these reasons, Zscaler is seeking an order of the SEC pursuant to Section 3(b)(2). The Company believes the requested order is warranted because Zscaler is primarily engaged, and will continue to be primarily engaged, in a business other than a business of investing, reinvesting, owning, holding, or trading in securities within the meaning of Section 3(b)(2), as interpreted by In re Tonopah Mining Co., 26 S.E.C. 426 (1947) (“Tonopah Mining”), the formative case distinguishing operating companies from investment companies for purposes of the 1940 Act.

II. BACKGROUND

A.	The Company

1.	Overview

[3]

No subsidiaries of Zscaler hold investments in investment securities other than certain strategic venture investments held by ZSC Holdings Limited (“ZSC Holdings”), which is a wholly-owned subsidiary of Zscaler incorporated in 2014 in Delaware. ZSC Holdings is a holding company for majority-owned subsidiaries that are operating companies, in addition to holding cash, fixed assets and strategic venture investments. As of October 31, 2021, minority-owned strategic venture investments represented 7.0% of ZSC Holdings’ assets on an unconsolidated basis. ZSC Holdings is not an investment company under Section 3(a)(1) and is not relying on the exclusions from the definition of investment company in Sections 3(c)(1) or 3(c)(7).

[4]

“Capital Preservation Investments” refers collectively to the Company’s investments in short-term investment grade and liquid fixed income and money market investments that earn competitive market returns and provide a low level of credit risk.

[5]	As of October 31, 2021, Zscaler’s only holding in investment securities other than Capital Preservation Investments were certain minority-owned, strategic investments in private operating companies.
[6]	GAAP requires consolidation of majority-owned subsidiaries, while the Asset Test requires analysis of an issuer’s assets on an unconsolidated basis.
[7]

Section 3(b)(1) is a self-executing provision. However, as with 3(a)(1)(C), Zscaler’s reliance on Section 3(b)(1) leaves open the possibility that, while Zscaler believes that it falls within the exclusion set forth in Section 3(b)(1), the SEC, the courts, or another interested party might take a different view.

The Company was incorporated in Delaware in September 2007 as SafeChannel, Inc., and in August 2008, the Company changed its name to Zscaler, Inc. Zscaler is a cloud security company that developed a platform incorporating core security functionalities needed to enable users to safely utilize authorized applications and services based on an organization’s policies. Zscaler’s solution is a purpose-built, multi-tenant, distributed cloud platform that secures access for users and devices to applications and services, regardless of location. Zscaler delivers Zscaler’s solutions using a software-as-a-service (“SaaS”) business model and sells subscriptions to customers to access Zscaler’s cloud platform (the “Platform”), together with related support services. Zscaler conducts business worldwide, with presence in North America, Europe and Asia. Zscaler’s headquarters are in San Jose, California.

As of July 31, 2021, the Company has over 5,600 customers across all major geographies, with an emphasis on larger organizations, including over 500 of the Forbes Global 2000. The Company’s customers span every major industry, including financial services, healthcare, manufacturing, airlines and transportation, conglomerates, consumer goods and retail, media and communications, public sector and education, technology and telecommunications services.

The Company had 3,611 employees worldwide as of October 31, 2021, consisting of approximately 930 employees in its research and development organization, including engineering, product management, security and knowledge management. The remaining employees were in Zscaler’s support, professional services, sales and marketing and general and administrative organizations.

In March 2018, the Company conducted an initial public offering (“IPO”) of its common stock.8 Since then, it is a public reporting company with the SEC and its shares are listed and traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “ZS”. As of October 31, 2021, the Company had a market capitalization of approximately $44.7 billion and approximately 140.0 million shares of common stock outstanding. Zscaler conducted a convertible debt offering in June 2020 and does not currently contemplate any further financing transactions that may be allocated to investment securities that are not Capital Preservation Investments before being used for operational purposes. Zscaler’s offering documents in the convertible debt offering did, and its offering documents in any future convertible debt offerings will, emphasize its operating results and such offering documents did not and will not emphasize either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth.

2.	Operating Structure

The Company’s business operations are primarily conducted through its parent level entity (Zscaler, Inc., located in the U.S.), but the Company also maintains subsidiaries in various jurisdictions, none of which are considered “significant subsidiaries” pursuant to Rule 1-02(w) under Regulation S-X. These subsidiaries complement and advance Zscaler’s overall business model.9 The current operating subsidiaries conduct business that is integrally related to the business of Zscaler, including performing operations, sales, marketing, research and development and other general and administrative functions on behalf and on instructions of Zscaler. Other than nominal shareholdings as required by applicable law and certain strategic venture investments, Zscaler does not operate through, or maintain positions in, any subsidiaries that are not wholly owned. Zscaler has not sold any of its wholly-owned subsidiaries over the course of its operations.

3.	Zscaler’s Business

Zscaler’s primary business is providing cloud-based information security solutions to its customers. The Company delivers four integrated and comprehensive solutions to its customers using the Platform, the Zscaler Zero Trust Exchange:

•	Secure access to the internet and SaaS with Zscaler Internet Access;

•	Secure access to internal applications with Zscaler Private Access;

•	Management and enhancement of the user-to-application experience with Zscaler Digital Experience; and

•	Protection for public cloud workloads, servers and internet of things, or IoT, devices with Zscaler Cloud Protection or ZCP.

[8]	The SEC file number of the Company’s registration statement was 333-223072.
[9]

None of the Company’s subsidiaries would be an investment company under Section 3(a)(1), and none of them are relying on the exclusions from the definition of investment company in Sections 3(c)(1) or 3(c)(7).

4.	Liquidity and Capital Resources

Zscaler’s business results in it generating and holding significant amounts of liquid capital. Zscaler generates revenue primarily from sales of subscriptions to access its Platform, together with related support services. The Company also generates an immaterial amount of revenue from professional and other services, which consist primarily of fees associated with mapping, implementation, network design and training. The Company’s subscription pricing is calculated on a per-user basis. Zscaler recognizes subscription and support revenue ratably over the term of the contract, which is generally one to three years. Typically, Zscaler does not sell tangible products and, accordingly, it does not carry inventory on its consolidated balance sheets.

5.	Research and Development

Zscaler also is heavily involved in research and development of new technologies. The Company’s research and development organization is responsible for the design, development, testing and delivery of new technologies, features, integrations and improvements of the Platform. The research and development organization is also responsible for operating and scaling the Platform, including the underlying public cloud infrastructure. To continually bring new innovations to the Platform, the Company substantially invests in research and development.

B.	Zscaler’s Use of Capital Preservation Investments

It is important for Zscaler’s business to maintain a substantial cash position. There are a number of business reasons for maintaining a substantial cash position, including the capital-intensive nature of the Company’s industry, the need to maintain cash on hand to address fluctuations in annual and quarterly results, strategic acquisitions and the need to fund Zscaler’s research and development activities.

1.	Capital Intensive Nature of Industry

The market for network security solutions is intensely competitive and characterized by rapid changes in technology, customer requirements, industry standards and frequent introductions of new and improvements of existing products and services. As a result, Zscaler needs to maintain a substantial cash position that is available without substantial restrictions for ongoing operations, capital expenditures, including those related to scaling efforts and other developments. For example, it is important for Zscaler to scale its business in order to achieve operating leverage, better support its customers and continue to innovate effectively.

2.	Cash Needed for Acquisitions

Zscaler also needs to maintain substantial liquid capital as it continues to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services and other assets and strategic investments that complement its business. For example, in June 2021, Zscaler acquired Smokescreen Technologies Private Limited, a leader in active defense and deception technology. Additionally, in April 2021, Zscaler acquired Trustdome Limited, a leading innovator in Cloud Infrastructure Entitlement Management; and in May 2020, Zscaler acquired Edgewise Networks Inc., a pioneer in securing application-to-application communications in public clouds and data centers.

3.	Fluctuations in Annual and Quarterly Results

Zscaler’s results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors. As a result, Zscaler needs to maintain substantial cash reserves to address potential fluctuations in results of operations.

4.	Research and Development Activities

Zscaler also needs to maintain substantial cash reserves to fund its research and development activities. The network security industry is intensely competitive and characterized by rapid changes in technology, customer requirements, industry standards and frequent introductions of new and improvements of existing products and services. Zscaler expects competition to continue, both from current competitors and new entrants in the market that may be well-established and enjoy greater resources or other strategic advantages.

Zscaler believes that its continued success is dependent on its sufficient access to liquid capital to fund its ability to increase market adoption of its Platform, including through development, testing and delivery of new technologies, features, integrations and improvements. In the fiscal years ended July 31, 2021 and 2020, Zscaler’s research and development expenses accounted for approximately 26% and 23% of Zscaler’s total revenue, respectively. For the twelve months ended October 31, 2021, Zscaler’s research and development expenses accounted for approximately 27% of Zscaler’s total revenue.

5.	Zscaler’s Cash Management Practices

In addition to the use of its capital for its current and future operations and potential strategic transactions and acquisitions, Zscaler seeks to preserve its capital and maintain liquidity by investing in investments that are made to conserve capital and liquidity until the funds are used in its primary business. These investments include Capital Preservation Investments. Zscaler’s Capital Preservation Investments consist of investment grade commercial paper, corporate notes, corporate bonds and FDIC-guaranteed certificates of deposit and time deposits. Capital Preservation Investments may constitute “investment securities,” as defined in Section 3(a)(2). To preserve its capital and maintain liquidity, Zscaler also invests in instruments excluded from the definition of “investment securities,” as defined in Section 3(a)(2), including “Government securities,” as defined in Section 2(a)(16), certain securities issued by money market mutual funds and other cash items (collectively, “Government Securities and Cash Items”). The term “Capital Preservation Investments” does not include these Government Securities and Cash Items.10

Zscaler’s investments in Capital Preservation Investments constituted 98.5% of its investments in “investment securities” on a consolidated basis and 99.7% of its investments in investment securities on an unconsolidated basis, as of October 31, 2021. Zscaler’s cash investment policy (the “Investment Policy”) provides that investments are limited to a maximum maturity of approximately 36 months and that the portfolio’s maximum dollar-weighted average maturity is limited to 18 months. The Investment Policy also provides that no one issuer or group of issuers from the same holding company is to exceed 5% of the portfolio at time of purchase. Other than certain strategic venture investments, Zscaler does not own any minority equity interests in other issuers or other investment instruments that may be deemed investments securities other than its Capital Preservation Investments. If the relief requested in this Application is granted, Zscaler anticipates that investments in Capital Preservation Investments will continue to constitute substantially all of its investments in “investment securities,” except that Zscaler also plans to continue to invest in private companies as part of its corporate development strategy. Zscaler does not plan to invest more than 10% of its total unconsolidated assets (other than Government Securities and Cash Items as defined above and as determined at the time of the investment) in “investment securities” that are not Capital Preservation Investments, including investments made as part of Zscaler’s corporate development strategy. Zscaler seeks an order that would permit it to continue to invest in Capital Preservation Investments to better support its business operations.

Zscaler’s Chief Financial Officer, with the oversight of the Audit Committee of the Board of Directors, is responsible for Zscaler’s investment practices and defines the parameters for its investment activities. Zscaler does not invest in securities for short-term speculative purposes.

[10]

Section 2(a)(16) defines “Government securities” as those securities issued or guaranteed by the United States or its authorized instrumentality. The 1940 Act does not define the term “cash items,” although the SEC staff has interpreted cash items to include shares of registered money market funds qualified under Rule 2a-7 that seek to maintain a stable net asset value equal to $1.00 per share. See Willkie Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000); and 2014 Money Market Fund Reform Frequently Asked Questions, Question 61, available at https://www.sec.gov/divisions/investment/guidance/2014-money-market-fund-reform-frequently-asked-questions.shtml (revised Feb. 7, 2019).

III. REASON FOR REQUESTING RELIEF

Zscaler is requesting relief because it believes that if it were to comply with the terms of the Asset Test, particularly without (consistent with GAAP) taking into consideration the value of its intangible assets, including internally-generated intellectual property, it will compromise its ability to invest its significant cash holdings prudently.

Since its inception, Zscaler has, directly and through its wholly-owned subsidiaries, primarily engaged in the business of providing its Platform to customers. Zscaler does not believe it is currently, or has ever in the past been, primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities. However, Zscaler invests a significant portion of its cash in Capital Preservation Investments, which are investment securities for purposes of the Asset Test. As noted above, based on its current investment strategy of investing in Capital Preservation Investments, as of October 31, 2021, the value of Zscaler’s investment securities constituted approximately 32.7% of the value of Zscaler’s total assets (exclusive of Government Securities and Cash Items), on an unconsolidated basis, without giving effect to certain fair valued assets that are not recognized on Zscaler’s balance sheet, including a meaningful amount of internally generated intellectual property. As of October 31, 2021, 98.5% of Zscaler’s investment securities, on a consolidated basis, and 99.7% of Zscaler’s investments in investment securities, on an unconsolidated basis, were in the form of Capital Preservation Investments. In order to compete and successfully innovate, Zscaler requires capital to finance its research and development, secure intellectual property, scale its business, conduct its normal course sales and marketing activities, acquire and retain customers and commercialize its offerings. Because of Zscaler’s need to maintain substantial liquid capital, Zscaler has determined that it is consistent with prudent investment management principles to maintain substantial investments in Capital Preservation Investments rather than maintaining all of its liquid assets as Government Securities and Cash Items.

Additionally, although Zscaler has determined that it would be exempt from the definition of investment company pursuant to Section 3(b)(1) (because it is primarily engaged, directly and through its wholly-owned subsidiaries, in non-investment company business), it is possible that third parties may question whether it is an investment company on the basis of its consolidated balance sheet prepared in accordance with GAAP. Zscaler is required to publicly disclose its balance sheet and is a public reporting company subject to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Further, Zscaler may be required to provide an unqualified opinion that it does not fall within the definition of “investment company” under the 1940 Act, which it may not be able to do unless it retains a disproportionate amount of its cash in Government Securities and Cash Items with minimal returns on investment.

Zscaler therefore submits this Application for an order pursuant to Section 3(b)(2) declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore that Zscaler is excluded from the definition of “investment company” in Section 3(a)(1).

IV. DISCUSSION

A.	Introduction

Section 3(b)(2) of the 1940 Act authorizes the SEC to grant an order declaring that an issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, either directly or through majority-owned subsidiaries or through controlled companies conducting similar types of business.

Zscaler qualifies for such an order because its business consists of providing customers access to its Platform. The Platform and activities directly related to the Platform constitute substantially all of the Company’s business. Accordingly, Zscaler is not primarily engaged in investing, reinvesting, owning, holding and trading in securities and will continue to be primarily engaged in the business of providing customers access to its Platform.

The Company’s need for liquid capital to conduct its business means that it, in part, makes investments in Capital Preservation Investments, and that in the future such Capital Preservation Investments may make up a significant portion of the Company’s total assets (exclusive of Government Securities and Cash Items) on either a consolidated or unconsolidated basis. This, in combination with any future financings, means that the Company may not be able to pass the Asset Test at any given time without sacrificing its ability to manage its liquid assets in a prudent manner by investing in Capital Preservation Investments.

B.	The Definition of Investment Company

A company is an “investment company” under Section 3(a)(1) and required to register with the SEC if it is an “issuer” and (i) it “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,” or (ii) “it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and it owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

Section 3(a)(2) defines “investment securities” as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Sections 3(c)(1) or 3(c)(7)].” The Company’s cash items are currently, and are expected to continue to be, held in bank deposits or shares of money market funds qualified under Rule 2a-7; therefore, those holdings also are excluded from the Asset Test calculation.

Notwithstanding any application of the Asset Test, an issuer may nevertheless be excluded from the definition of “investment company” under Section 3(b)(1) if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities;”11 or if the SEC grants an order pursuant to Section 3(b)(2). The 1940 Act does not define or otherwise establish clear benchmarks depicting the meaning of “primarily engaged,” leaving the meaning to the SEC to determine on a case-by-case basis pursuant to Section 3(b)(2). By its terms Section 3(b)(2) relates to the activities of both the parent and its majority-owned subsidiaries.12 Although Section 3(b)(2) prescribes an exemption only from the Asset Test, the operative “primarily engaged” language of Section 3(b)(2) has been interpreted consistently with the similar language of the Business Test.13 Accordingly, a Section 3(b)(2) order by its terms would declare that a company is not an “investment company” for both the Business Test and the Asset Test.

Thus, the primary inquiry, under either the Business Test or the Asset Test, is whether the Company’s business as an operating company, including the financing of its business, constitutes primarily engaging in investing, reinvesting, owning, holding, or trading in securities, rendering it an “investment company” within the meaning of the 1940 Act. The factors enumerated in Tonopah Mining are key to differentiating operating companies from investment companies. The five-factor Tonopah Mining test looks to: (i) a company’s historical development; (ii) its public representations of policy; (iii) the activity of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income. As is evident in the discussion below, the application of the Tonopah Mining factors compels the conclusion that Zscaler is not an investment company.

C.	Application of the Tonopah Mining Test

1.	Historical Development

Zscaler was incorporated in 2007, during the early stages of cloud adoption and mobility, based on a vision that the internet would become the new corporate network as the cloud becomes the new data center. Zscaler predicted that with rapid cloud adoption and increasing workforce mobility, traditional perimeter security approaches would provide inadequate protection for users and data and an increasingly poor user experience. Zscaler pioneered a security cloud that represents a fundamental shift in the architectural design and approach to network security. Much of Zscaler’s growth has occurred in recent years.

[11]

As discussed previously, Zscaler believes that it would also be exempt from the definition of investment company pursuant to Section 3(b)(1), which is a self-executing provision. However, as with 3(a)(1)(C), reliance on Section 3(b)(1) leaves open the possibility that, while Zscaler believes that it falls within the exclusion set forth in Section 3(b)(1), the SEC, the courts, or another interested party might take a different view.

[12]	See Tonopah Mining, at 26 S.E.C. 426 (1947).
[13]

The SEC has recognized that “a determination under Section 3(b)(2) … that an issuer primarily is engaged in a noninvestment business also means that it is not an investment company under Section 3(a)(1)(A).” Investment Company Act Release No. 19566 (July 15, 1993) (proposing Rule 3a-8 under the 1940 Act). Rule 3a-8 expressly extends its exclusion to both Section 3(a)(1)(A) and Section 3(a)(1)(C). 17 C.F.R. §270.3a-8(a).

The Company’s operating history clearly shows that it primarily engages in the development and operation of its Platform, not in the business of investing, reinvesting, owning, holding and trading in securities.

2.	Public Representations of Policy

Zscaler has been consistent in its press releases, marketing materials and website that it is engaged in the business of operating its Platform. Zscaler’s offering documents in the IPO did, and its offering documents in any future financings will, emphasize its operating results and such offering documents did not and will not emphasize either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. Zscaler does not hold, and has never held, itself out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding, or trading in securities. Neither Zscaler nor the Zscaler brand is generally perceived to be associated with the activities of an investment company within the meaning of the 1940 Act.

3.	Zscaler’s Officers and Directors

a.	The Background of Zscaler’s Executive Officers

The positions and backgrounds of Zscaler’s executive officers are as follows:

Jagtar (Jay) Chaudhry is Zscaler’s co-founder and has served as Zscaler’s President, Chief Executive Officer and as Chairman of Zscaler’s board of directors since September 2007. Mr. Chaudhry holds an M.B.A. and an M.S. in electrical engineering and industrial engineering from the University of Cincinnati and a B. Tech in electronics engineering from the Indian Institute of Technology (Banaras Hindu University) Varanasi.

Amit Sinha, Ph.D. has served as President of Research and Development, Operations and Customer Service since July 2019, as Zscaler’s Chief Technology Officer since December 2010 and as a member of Zscaler’s board of directors since May 2017. He previously served as Zscaler’s Executive Vice President of Engineering and Cloud Operations from October 2013 to July 2019. Dr. Sinha holds a Ph.D. and an M.S. in electrical engineering and computer science from the Massachusetts Institute of Technology, and a B. Tech in electrical engineering from the Indian Institute of Technology, Delhi.

Remo Canessa has served as Zscaler’s chief financial officer since February 2017. Prior to joining the Company, he served as chief financial officer of Illumio Inc., a private cybersecurity company, from July 2016 to February 2017. Prior to joining Illumio, from October 2004 to April 2016, Mr. Canessa served as chief financial officer and an advisor to Infoblox Inc., a network control, network automation and domain name system security company. Mr. Canessa is a certified public accountant (inactive), and he holds a B.A. in economics from the University of California, Berkeley and an M.B.A. from Santa Clara University. Mr. Canessa previously served on the board of directors of Aerohive Networks, Inc., a cloud-managed mobile networking platform provider, where he was chairman of the audit committee and a member of the compensation committee.

Dali Rajic has served as Zscaler’s president go-to-market and chief revenue officer since September 2019, with worldwide responsibility for all aspects related to revenue growth and go-to-market strategy and the continued evolution of Zscaler’s customer success-focused initiatives. Prior to joining the Company, he served as chief customer officer from February 2018 and as chief revenue officer from August 2016 to September 2019 at AppDynamics, Inc., an application performance management company and subsidiary of Cisco Systems, Inc. From April 2012 to August 2016, Mr. Rajic served in multiple sales executive roles at AppDynamics. From February 2009 to March 2012, he served in various sales executive roles at BMC Software, Inc., a computer software company. Mr. Rajic holds a B.S. in international marketing from California State Polytechnic University, Pomona and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

Robert Schlossman has served as Zscaler’s chief legal officer since February 2016. Prior to joining the Company, he served as the chief legal officer at Lucid Motors Inc., an electric car company, from May 2015 to January 2016. Prior to joining Lucid Motors, from March 2010 to August 2014, Mr. Schlossman served as the chief legal and administrative officer at Aptina Inc., a provider of imaging solutions, which was acquired by ON Semiconductor Corporation. Mr. Schlossman holds a J.D. from the University of California, Berkeley School of Law, as well as an M.A. and B.A. in English from Stanford University.

b.	The Background of Zscaler’s Non-Employee Directors

The positions and backgrounds of Zscaler’s non-employee directors are as follows.

Karen Blasing has served as a member of Zscaler’s board of directors since January 2017. Ms. Blasing served as the chief financial officer of Guidewire Software, Inc. from 2009 to March 2015. Prior to 2009, Ms. Blasing served as the chief financial officer for Force10 Networks, Inc. and as the senior vice president of finance for salesforce.com, and she also served as chief financial officer for Nuance Communications, Inc. and Counterpane Internet Security, Inc. and held senior finance roles for Informix Corporation (now IBM Informix) and Oracle Corporation. She currently serves as a director of Autodesk, Inc., a multinational software corporation, where she serves as a member of the audit committee, and previously served as a director of Ellie Mae, Inc. Ms. Blasing holds a B.A. in economics and business administration from the University of Montana and an M.B.A. from the University of Washington.

Andrew Brown has served as a member of Zscaler’s board of directors since October 2015. Mr. Brown has served as chief executive officer of Sand Hill East LLC, a strategic management, investment and marketing services firm, since February 2014. Since 2006, he has also been the chief executive officer and co-owner of Biz Tectonics LLC, a privately held consulting company. From September 2010 to October 2013, Mr. Brown served as group chief technology officer of UBS Securities LLC, an investment bank. From 2008 to 2010, he served as head of strategy, architecture and optimization at Bank of America Merrill Lynch, the corporate and investment banking division of Bank of America. From 2006 to 2008, Mr. Brown served as chief technology officer of infrastructure at Credit Suisse Securities (USA) LLC, an investment bank. He currently sits on the board of directors of Guidewire Software, Inc., a provider of software products for property and casualty insurers, where he serves as a member of the compensation committee, and Pure Storage, Inc., or Pure Storage, an enterprise level data storage company, where he serves as a member of the compensation committee. Mr. Brown holds a B.S. (Honors) in chemical physics from University College London.

Scott Darling has served as a member of Zscaler’s board of directors since November 2016. Mr. Darling has served as president of Dell Technologies Capital, the corporate development and venture capital arm of Dell Technologies Inc., since September 2016. Prior to joining Dell Technologies upon its acquisition of EMC Corp., Mr. Darling was president of EMC Corporate Development and Ventures from March 2012 to September 2016, and in such role he was responsible for EMC’s business development and venture capital investment activity. Prior to joining EMC, Mr. Darling was a general partner at Frazier Technology Ventures II, L.P., which he joined in 2007, and was vice president and managing director at Intel Capital Corp., the venture capital arm of Intel Corporation, from 2000 to 2007. Mr. Darling previously served on the board of directors of DocuSign Inc., a provider of electronic signature technology and digital transaction management services. Mr. Darling holds a B.A. in economics from the University of California at Santa Cruz and an M.B.A. from the Stanford University Graduate School of Business.

Charles Giancarlo has served as a member of Zscaler’s board of directors since November 2016. Mr. Giancarlo has served as chief executive officer of Pure Storage since August 2017. From January 2008 until October 2015, Mr. Giancarlo was a managing director and then strategic advisor of Silver Lake Partners, a private investment firm that focuses on technology, technology-enabled and related growth industries. From May 1993 to December 2007, Mr. Giancarlo served in numerous senior executive roles at Cisco Systems, Inc., a provider of communications and networking products and services, ultimately as the executive vice president and chief development officer from May 2004 to December 2007. Mr. Giancarlo currently serves on the boards of directors of Arista Networks, Inc., a manufacturer of networking products, where he serves as a member of the compensation committee and the nominating and corporate governance committee, and Pure Storage. He previously served on the boards of directors of Accenture plc, Avaya, Inc., Imperva, Inc., ServiceNow, Inc., Netflix, Inc. and Tintri, Inc. Mr. Giancarlo holds a B.S. in electrical engineering from Brown University, an M.S. in electrical engineering from the University of California, Berkeley and an M.B.A. from Harvard Business School.

David Schneider has served as a member of Zscaler’s board of directors since January 2020. He has served as president, emeritus of ServiceNow, Inc., a cloud computing company, since July 2020. Mr. Schneider previously served as ServiceNow’s president, global customer operations from January 2019 to July 2020, as chief revenue officer from June 2014 to January 2019 and as senior vice president of worldwide sales and services from June 2011 to May 2014. From July 2009 to March 2011, Mr. Schneider served as senior vice president of worldwide sales of the backup recovery systems division of EMC Corporation, a computer storage company acquired by Dell Technologies Inc. From January 2004 to July 2009, Mr. Schneider held senior positions at Data Domain, Inc., a data archiving and deduplication company acquired by EMC, most recently as Senior Vice President of Worldwide Sales. Mr. Schneider holds a B.A. in political science from the University of California, Irvine.

Eileen Naughton has served as a member of Zscaler’s board of directors since September 2021. She has served as the Chief People Officer and Vice President of People Operations at Google, Inc. from September 2016 to January 2021. Prior to September 2016, Ms. Naughton served in a variety of senior roles at Google dating back to 2006, including as Vice President and Managing Director for Google UK & Ireland and Vice President of Global Sales. Prior to joining Google in 2006, Ms. Naughton held a number of executive positions at Time Warner, including president of TIME Magazine. Ms. Naughton previously served on the board of directors of L’Oreal S.A. and The XO Group. Ms. Naughton holds a Bachelor of Arts in international relations from the University of Pennsylvania, a Master of Arts from the Lauder Institute and a Master of Business Administration from the University of Pennsylvania.

c.	The Activities of the Officers and Directors

In their capacity as members of Zscaler’s Board of Directors, Zscaler’s directors spend substantially all of their time overseeing Zscaler’s business of providing its Platform to customers. Zscaler’s executive officers spend substantially all of their time managing Zscaler’s business of providing its Platform to customers. These activities include, among others, business development, sales, finance and operations. Each executive officer’s specific activities are detailed above. Zscaler’s Chief Financial Officer spends less than 1% of his time monitoring Zscaler’s cash balances and managing short-term investment securities in accordance with Zscaler’s Investment Policy. None of Zscaler’s executive officers, other than the Chief Financial Officer, spend time monitoring cash balances and managing short-term investment securities.

d.	The Activities of Other Employees

As of October 31, 2021, Zscaler had 3,611 employees in locations throughout the world. In addition to the executive officers discussed above, fewer than five employees spend time on matters relating to the management of Zscaler’s investment securities. Zscaler’s cash management activities are managed both internally by Zscaler’s Chief Financial Officer and externally by an investment manager, whose activities are supervised by the Chief Financial Officer. Zscaler’s remaining employees are involved in activities within the research and development, support, professional services, sales and marketing, and general and administrative organizations.

4.	Nature of Assets

Zscaler’s unconsolidated balance sheet shows fixed and current assets consistent with a platform technology company. As of October 31, 2021, Zscaler had approximately $172.0 million in accounts receivable, $36.7 million in prepaid expenses and other current assets and $371.7 million in cash, cash equivalents, or money market funds.

The Company’s remaining assets are consistent with a technology company that must retain liquid assets to finance its business. Zscaler’s unconsolidated balance sheet as of October 31, 2021 includes Capital Preservation Investments totaling approximately $325.4 million, which represents 99.7% of its total investment securities on an unconsolidated basis. The Company’s Investment Policy requires these securities to carry investment-grade credit ratings and a maximum final maturity not to exceed approximately 36 months. As of October 31, 2021, the value of Zscaler’s investment securities constituted approximately 32.7% of the value of Zscaler’s total assets (exclusive of Government Securities and Cash Items), on an unconsolidated basis, without giving effect to certain fair valued assets that are not recognized on Zscaler’s balance sheet. Zscaler’s investments in Capital Preservation Investments constituted 98.5% of its investments in investment securities on a consolidated basis and 99.7% of its investments in investment securities on an unconsolidated basis, as of October 31, 2021.14

[14]

As discussed above, Zscaler does not plan to invest more than 10% of its total unconsolidated assets (other than Government Securities and Cash Items and as determined at the time of the investment) in “investment securities” that are not Capital Preservation Investments, including investments made as part of Zscaler’s corporate development strategy.

In addition to its liquid assets, a meaningful portion of Zscaler’s assets on an unconsolidated basis consist of intangible assets, including internally-developed intellectual property. Zscaler’s internally-developed patents and other intellectual property assets are a meaningful portion of its business, which is evidenced by the revenue Zscaler generates from its Platform; Zscaler’s research and development activities to develop and expand its existing technology; the activities of Zscaler’s employees, officers and directors in developing and exploiting its intellectual property; and the importance of Zscaler’s intellectual property to the operation and development of its core business of providing its Platform to customers.

Zscaler expects to continue investing in Capital Preservation Investments as well as Government Securities and Cash Items in order to fund its current and future operations, which, as discussed above, are highly capital intensive and require continuous research and development.

5.	Sources of Income and Revenue

Since its inception, Zscaler has carried net operating losses. This is not uncommon for newly public technology companies. Because Zscaler is still operating at a net loss, income may not be the most relevant determinant of its status as an operating company. Rather, a review of the Company’s current source of revenue provides a more accurate view of its status as an operating company, particularly given the upward trend in recognizing substantially increased revenues based on the growth in its customers’ usage of the Platform. Although different from income, the SEC has previously considered revenue, rather than income, as a useful measure for assessing whether an issuer is an investment company under Section 3(b)(2).15

Zscaler generates revenue primarily from sales of subscriptions to access its Platform, together with related support services. The Company also generates an immaterial amount of revenue from professional and other services, which consist primarily of fees associated with mapping, implementation, network design and training. The Company’s subscription pricing is calculated on a per-user basis. Zscaler recognizes subscription and support revenue ratably over the life of the contract, which is generally one to three years. Typically, Zscaler does not sell tangible products and, accordingly, it does not carry inventory on its consolidated balance sheets.

Since 2017, Zscaler has increased its product revenue substantially. For the fiscal year ended July 31, 2021, the Company generated approximately $673.1 million of operating revenue compared to the fiscal year ended July 31, 2020 when the Company generated $431.3 million of operating revenue. For the twelve months ended October 31, 2021, the Company generated approximately $761.0 million of operating revenue.

As noted, Zscaler is not yet earning positive income, and net investment income is not a major factor in the overall revenue of the Company. The Company earned approximately $2.3 million in the twelve months ended October 31, 2021, approximately $2.8 million in the fiscal year ended July 31, 2021 and approximately $6.5 million in net investment income in the fiscal year ended July 31, 2020, all from its managed investments (including Capital Preservation Investments as well as Government Securities and Cash Items). If net investment income were compared to the Company’s total operating revenue16 it would account for approximately 0.3% of total revenue for the twelve months ended October 31, 2021, approximately 0.4% of total revenue for the fiscal year ended July 31, 2021 and approximately 1.5% of total operating revenue for the fiscal year ended July 31, 2020.17

[15]

See Exact Sciences Corporation, Investment Company Act Release Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order) (citing Investment Company Act Release No. 26077 (June 16, 2003); and Applied Materials, Investment Company Act Release Nos. 27114 (Oct. 12, 2005) (order) and 27064 (Sept. 13, 2005) (notice)).

[16]

Zscaler’s total operating revenue was $673.1 million in fiscal year ended July 31, 2021, $431.3 million in the fiscal year ended July 31, 2020, and $302.8 million in the fiscal year ended July 31, 2019.

[17]	Because Zscaler is not earning positive income, we have compared the net investment income figures to its total operating revenue.

As these numbers demonstrate, the overwhelming majority of Zscaler’s operating revenue is generated by operation of the Platform and serve to clearly illustrate Zscaler’s character as an operating company.

The above five-factor analysis demonstrates that Zscaler is primarily engaged in a non-investment company business and satisfies the standards for an order pursuant to Section 3(b)(2) of the 1940 Act.

D.	An Order under Section 3(b)(2) Would Better Serve the Policies Underlying the 1940 Act and Avoid Harm to Zscaler’s Shareholders

If the Commission declines to grant the relief requested in this Application, Zscaler would be faced with two courses of action: (1) manage its investment of its liquid capital in Capital Preservation Investments under the constraints imposed by the Asset Test; or (2) comply with the registration and regulatory requirements of the 1940 Act. Either alternative would disadvantage Zscaler’s shareholders without serving any of the policies underlying the 1940 Act.

1.	Managing Investments under the Asset Test

Zscaler’s management of its liquid capital in Capital Preservation Investments under the constraints of the Asset Tests would adversely affect Zscaler’s profitability and business development. As discussed above, Zscaler holds significant amounts of cash, because it needs those funds to address the capital-intensive nature of its business, its research and development needs and fluctuations in returns, and this cash is not being immediately deployed for operations. In addition, Zscaler may continue to raise capital.

If forced to comply with the Asset Test, Zscaler will be forced to hold most of that cash in Government Securities and Cash Items. These instruments, while safe, do not allow the Company to use returns on investments to help fund Zscaler’s operations, while also allowing it to preserve cash and maintain sufficient liquidity to support the Company’s activities, and as a result Zscaler does not believe they represent a prudent cash management strategy.

2.	Registration under the 1940 Act

Compliance with the 1940 Act’s registration and other requirements would advance no clear public purpose and potentially entail greater costs and harm to Zscaler and its shareholders.

a.	Misleading Presentation of Financial Information

The manner of presentation required for investment company financial reports differs materially from the methodology employed by Zscaler and prescribed by GAAP. Investment company financial statements report assets at their current fair market values. Zscaler would incur costly changes in its financial reporting if it were required to register under the 1940 Act. The required changes to Zscaler’s financial reporting would include a change in the format of existing financial statements and the preparation of additional statements required for investment companies. If Zscaler were required to file financial reports under the 1940 Act, its directors would be required to evaluate substantial quantities of tangible and intangible assets on a quarterly or semiannual basis and make a good-faith attempt to establish the current fair market value for each such tangible and intangible asset. This would be extremely difficult. In addition, preparation of unconsolidated financial information in accordance with investment company practice would make Zscaler’s financial information incompatible with other entities within the technology industry.

b.	Expensive and Burdensome Regulation

To require Zscaler, a company not primarily in the business of investing in securities, to comply with the regulatory provisions of the 1940 Act would be expensive, burdensome and contrary to the best interests of its shareholders, who invested in Zscaler as a technology company and not as an investment company. Compliance with the 1940 Act would require Zscaler to devote considerable financial, administrative and legal resources to the preparation of registration statements that meet the requirements of the 1940 Act, and to the creation of internal administrative mechanisms that comply with the additional recordkeeping and reporting requirements of the 1940 Act. This would create a significant burden on Zscaler’s financial and personnel resources, which would in turn have a negative impact on its management and profitability. This requirement also would significantly detract from Zscaler’s efforts toward managing its technology operations.

c.	Forced Change in Zscaler’s Business

The imposition of the 1940 Act’s regulatory scheme upon Zscaler would cause material changes in its operating strategies. Zscaler would be restricted as to all future borrowings by the asset-coverage requirements in section 18(a) of the 1940 Act. Sections 18 and 23 together would severely limit the corporate financing alternatives otherwise normally available to Zscaler. Furthermore, sections 17 and 18 restrict the range of incentive compensation arrangements that may be offered to officers, directors and employees, and specifically prohibit the issuance of any stock options and restricted stock options to these groups. Especially among technology companies, stock options and restricted stock units are an effective form of incentive and means for aligning employees’ interests with those of shareholders. It has historically been Zscaler’s practice to issue stock options and restricted stock units to employees of the Company, and it continues to issue restricted stock units to certain employees and directors. Zscaler believes that a prohibition on the issuance of stock options and restricted stock units in particular would lead potentially to the loss of key employees and other adverse consequences, negatively affecting shareholder returns.

The aggregate effect of these types of changes on Zscaler’s business strategy would materially change the character of Zscaler in ways its shareholders never contemplated when making their investments, causing considerable harm to the shareholders. Zscaler’s shareholders would no longer own interests in a technology company, but instead in a company forced to operate like an investment company. Moreover, as demonstrated above, Zscaler would experience substantially higher costs in complying with the 1940 Act and would experience material disruption of its business.

V. SUPPORTING PRECEDENT

The Commission has issued numerous orders pursuant to Section 3(b)(2) involving companies with a history of operations, public representations, officer and director participation, asset character and income character comparable to Zscaler, including: Snowflake Inc., Investment Company Act Rel. Nos. 34049 (Oct. 9, 2020) (notice) and 34085 (Nov. 4, 2020) (order); Lyft, Inc., Investment Company Act Rel. Nos. 33399 (Mar. 14, 2019) (notice) and 33442 (April 8, 2019) (order); Exact Sciences Corporation, Investment Company Act Rel. Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order); Dolby Laboratories, Inc., Investment Company Act Rel. Nos. 29454 (Oct. 1, 2010) (notice) and 29492 (Oct. 27, 2010); RealNetworks, Inc., Investment Company Act Rel. Nos. 27877 (June 28, 2007) (notice) and 27888 (July 24, 2007) (order); Hutchinson Technology Incorporated, Investment Company Act Rel. Nos. 27215 (Jan. 25, 2006) (notice) and 27228 (Feb. 22, 2006) (order); and Applied Materials, Inc., Investment Company Act Rel. Nos. 27064 (Sept. 13, 2005) (notice) and 27114 (Oct. 12, 2005) (order).

VI. APPLICANT’S CONDITIONS

Zscaler agrees that any order granting the requested relief will be subject to the following conditions:

1.	Zscaler will continue to allocate and use its accumulated cash and investment securities for bona fide business purposes.

2.	Zscaler will refrain from investing or trading in securities for short-term speculative purposes.

VII. REQUEST FOR ORDER

For the above reasons, Zscaler requests an order pursuant to Section 3(b)(2) declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicant states that its address is:

Zscaler, Inc.

120 Holger Way

San Jose, California 95134

Applicant further states that all written or oral communications concerning this Application should be directed to the persons listed on the first page of this Application.

Pursuant to Rule 0-2(c)(1) and 0-2(c)(2) under the 1940 Act, Applicant hereby states that the officer signing and filing this Application on behalf of Applicant is fully authorized to do so. Under the provisions of Applicant’s certificate of incorporation, responsibility for the management of the affairs and business of Applicant is vested in its board. Resolutions duly adopted by Applicant’s board authorizing the preparation and filing of this Application are attached to this Application as Exhibit A. Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of Applicant.

The Verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit B.

Applicant requests that the SEC issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Date: January 6, 2022

Respectfully submitted,

Zscaler, Inc.

/s/ Remo Canessa

By:	Remo Canessa

Title:	Chief Financial Officer

EXHIBIT A

CERTIFICATION

I, Robert Schlossman, Chief Legal Officer and Secretary of Zscaler, Inc., a Delaware corporation (“Zscaler” or the “Company”), do hereby certify that the following resolutions were duly adopted at a meeting of the Board of Directors of Zscaler on December 1, 2020. I further certify that said resolutions are still in full force and effect and have not been amended or repealed.

WHEREAS, the Company seeks to preserve its capital and maintain liquidity, pending the use of such capital for its current and future operations and acquisitions, by investing in investment grade and liquid fixed income and money market investments that earn competitive market returns and provide a relatively low level of risk (“Capital Preservation Investments”), which include highly-rated corporate and other credit-based fixed income securities, including commercial paper and corporate and municipal bonds.

WHEREAS, the Company is aware that, absent an applicable exemption, its investments in Capital Preservation Investments could be deemed to be “investment securities” within the meaning of Section 3(a)(2) of the Investment Company Act of 1940, as amended (“1940 Act”), and that the Company could be deemed to be an investment company under Section 3(a)(1)(C) of the 1940 Act if it holds investment securities having a value that exceeds 40 percent of the value of its total assets (exclusive of Government securities, cash and cash items).

RESOLVED, that the Board hereby reaffirms that the Company is engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

RESOLVED FURTHER, that the Board of Directors authorizes the Company to file with the Securities and Exchange Commission (“SEC”) an exemptive order application pursuant to Section 3(b)(2) of the 1940 Act seeking to permit it to make investments in Capital Preservation Investments without being deemed to be an investment company under Section 3(a)(1)(C) of the 1940 Act.

RESOLVED FURTHER, in the alternative, the Board of Directors authorizes the Company to file with the SEC an exemptive order application pursuant to Section 6(c) of the 1940 Act seeking an exemption from registration and regulation as an investment company, as such exemption in the Company’s case would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

RESOLVED FURTHER, that the officers and employees of the Company are authorized to take any and all actions reasonably necessary or appropriate to implement these resolutions and all actions previously taken by the officers of the Company in connection with effectuating the intent and purposes of the foregoing resolutions are hereby ratified and affirmed.

IN WITNESS WHEREOF, I have set my name this January 6, 2022.

/s/ Robert Schlossman
Name:	Robert Schlossman

Title:	Chief Legal Officer and Secretary

EXHIBIT B

VERIFICATION

ZSCALER, INC.

The undersigned states that he has duly executed the attached Application dated January 6, 2022, for and on behalf of Zscaler, Inc., that he is the Chief Financial Officer and is authorized to sign the Application on its behalf, and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Remo Canessa
Name: Remo Canessa

Title: Chief Financial Officer